UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
FireBot Labs Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> February 1, 2023

Physical address of issuer
10031 Torrance Ave, San Jose, CA 95127

Website of issuer
https://www.firebotlabs.com/

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
10,000

Price (or method for determining price)
$1.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
January 23, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (as of inception)	Prior fiscal year-end
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 19, 2024

FORM C

Up to $1,235,000.00

FireBot Labs Inc.



Units of Crowd SAFE
(Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FireBot Labs Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10,000.00	$0	$10,000.00
Aggregate Minimum Offering Amount	$10,000.00	$650.00	$9,350.00
Aggregate Maximum Offering Amount	$1,235,000.00	$80,275.00	$1,154,725.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Also excluded is a one-time fee of $500 payable to the Intermediary upon the first Closing.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.firebotlabs.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 19, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.


NASAA UNIFORM LEGEND


IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.


SPECIAL NOTICE TO CANADIAN INVESTORS


IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.


NOTICE REGARDING ESCROW FACILITATOR


NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.firebotlabs.com/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

FireBot Labs Inc. (the "Company") is a Delaware Corporation, formed on February 1, 2023.

The Company is located at 10031 Torrance Ave, San Jose, CA 95127.

The Company's website is https://www.firebotlabs.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

FireBot Labs is currently in the process of creating a drone platform tailored for fire departments and various emergency services. This innovative platform aims to enhance the effectiveness and efficiency of emergency response operations. The company's primary source of revenue will come from service fees associated with the utilization of this system.

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	10,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	10,000
Maximum amount of Units of Crowd SAFE (Simple Agreement for Future Equity)	1,235,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,235,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$10,000.00
Offering deadline	January 23, 2025
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on product development and testing rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 2024, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on February 1, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in the fire service industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our drone service is competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved drone services and thus may be better equipped than us to develop and commercialize drone services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our drone service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We rely on other companies to provide major components and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular major components and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we

need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments

in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

We rely on various intellectual property rights, including licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jonathan Collazo and Derek Stevens who are CEO and CFO of the Company. The Company has or intends to enter into employment agreements with Jonathan Collazo and Derek Stevens although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan Collazo and Derek Stevens or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jonathan Collazo and Derek Stevens in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jonathan Collazo and Derek Stevens die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company Intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients are expected run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We derive significant revenue and profit from commercial and federal government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.
Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: R&D, marketing and sales efforts, supply chain, etc.. A quarantine may impact our employee's ability to prototype and test our product, meet with new and existing clients, and perform other tasks. Additionally, our suppliers may be unable to provide the necessary parts and equipment for our business to properly operate in the event of a quarantine. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Jonathan Collazo has a tax lien

In 2014, Jonathan Collazo, the Company's CEO and Director, had a federal tax lien in the amount of $33,737. As of October 2023, over 95% of the lien had been settled. The remaining amount of the lien is anticipated to be paid off by the end of 2024.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 84.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage

a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

FireBot Labs is currently in the process of creating a drone platform tailored for fire departments and various emergency services. This innovative platform aims to enhance the effectiveness and efficiency of emergency response operations. The company's primary source of revenue will come from service fees associated with the utilization of this system.

Business Plan

In an age where every second counts, FireBot Labs emerges as the quintessential solution to bridge the gap between traditional emergency response methods and the need for real-time actionable insights. With a pioneering approach, we unite drone technology, machine learning, and vast CAD (computer-aided dispatch) system access to create a transformative solution for emergency services. Emergencies demand swift, efficient, and accurate responses. Conventional emergency services often grapple with multiple challenges such as wrong addresses, communication breakdowns, and unpredictable traffic conditions. These delays can result in fines for every late call, misallocation of resources, and ecological repercussions. Such challenges can gravely impact outcomes, turning recoverable situations into irreversible tragedies. FireBot Labs rises to address this pressing need, offering a solution that epitomizes speed, precision, and sustainability. In the face of these challenges, FireBot Labs introduces an advanced autonomous drone equipped with cutting-edge AI technology. The moment a 911 call is made, the drone is instantly deployed, racing to the emergency site. Designed for optimal speed and agility, it can reach most locations within just 2 minutes, a timeline that aligns with the duration it typically takes for firefighters to board their trucks. As the drone arrives at the scene, it transmits a live feed back to the emergency responders, providing them with real-time situation awareness. This not only bridges the gap of critical initial response time but also ensures that by the time the emergency team is en route, they are equipped with detailed insights about the situation, enabling them to make informed decisions and strategize effectively. With no need for human intervention in its deployment, the FireBot drone stands as a beacon of rapid, informed, and precise emergency response, redefining the paradigm of safety and efficiency in crisis management. Recurring Revenue through Subscription-Based Model: Our subscription-based model introduces a steady and predictable revenue stream for FireBot Labs, achieved by customers paying periodically to access our innovative hardware. Here's how it works: Equitable Distribution: By designing the model to be inclusive, larger fire stations subsidize the cost for smaller stations based on call volume. This redistribution ensures that even smaller stations can access top-tier equipment without facing prohibitive costs, while the consistent subscription fees contribute to our recurring revenue. Customizable Plans: Fire stations vary in size, location, and call volume. By offering customizable subscription plans, we cater to each station's unique needs, ensuring they receive value and remain committed to our service. The flexibility of these plans means that as a station's needs grow or change, they can adjust their subscription, leading to sustained and potentially increasing revenue for FireBot Labs over time. In essence, this model ensures a consistent inflow of funds, fostering financial stability for our operations and facilitating long-term planning and expansion. The predictable nature of recurring revenue allows for better financial forecasting, ensuring sustained growth and innovation.

The Company's Products and/or Services

FireBot Labs is currently in the process of creating an independent drone platform designed for fire departments and various emergency services. Through the integration of cutting-edge hardware alongside advanced AI and machine learning technologies, this platform aims to enhance the efficiency of emergency services, both in terms of initial response and on-site operations. The company plans to utilize the funds generated from this crowdfunding campaign to facilitate the development and launch of this innovative platform.

Competition

The Company's primary competitors are DJI and Skydio.

What truly sets FireBot Labs apart is not just its technical prowess but also its heritage. Just as the best automotive technologies often emerge from the world of racing, FireBot Labs' technology springs from its association with one of the top racing teams globally in its class. This pedigree brings a synergy of speed, precision, and resilience. While many competitors pivot around software advancements, FireBot Labs recognizes that superior hardware is equally critical. An analogy to consider is that a driver can only perform as well as the car he is driving. Similarly, our drones, engineered with race-inspired hardware and AI software, provide unparalleled performance, responsiveness, and adaptability. We don't just offer software solutions; we provide an integrated, top-tier tech experience.

Supply Chain and Customer Base

The Company does not currently have any suppliers.

The Company does not currently have any customers.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Ostrich Air Inc	FireBot Labs	Subject to the terms and conditions contained herein, Ostrich grants to FireBot Labs a perpetual, irrevocable, royalty-free, fully-paid, nonexclusive, worldwide license, with no duty to account, to the Ostrich Intellectual Property for the sole purpose of developing, marketing and commercially exploiting firefighting and fire suppression equipment, devices and techniques, either individually or in combination and both separately and as integrated into other capabilities, including without limitation the right to sublicense or otherwise authorize, implicitly or explicitly, third parties to exercise any or all such rights. As used herein, the term "Ostrich Intellectual Property" shall mean all technology, patents, copyrights and other intellectual property rights owned or controlled by Ostrich as of the Effective Date, whether or not perfected and whether or not patentable or copyrightable, but excluding the name "Ostrich Air" and derivatives thereof.	N/A

Governmental/Regulatory Approval and Compliance

Not applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 10031 Torrance Ave, San Jose, CA 95127

The Company has the following additional addresses: 14938 Camden Ave Ste 253, San Jose, CA 95124

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees*	6.50%	$650	6.5%	$80,275
Campaign marketing expenses or related reimbursement	0.00%	$0	0.41%	$5,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.41%	$5,000
General Marketing	0.00%	$0	1.01%	$12,500
Research and Development	50.00%	$5,000	16.19%	$200,000
Manufacturing	0.00%	$0	10.12%	$125,000
Equipment Purchases	0.00%	$0	5.26%	$65,000
Future Wages	0.00%	$0	48.58%	$600,000
General Working Capital	43.50%	$4,350	11.52%	$142,225
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

* Excluded from the Intermediary Fees is a one-time fee of $500 payable to the Intermediary upon the first Closing.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may deviate from expected use of proceeds due to dynamic market conditions, unforeseen challenges, or strategic shifts. Adaptability is crucial in the volatile startup landscape, allowing the company to allocate resources flexibly to seize emerging opportunities or mitigate unexpected obstacles, optimizing the path to sustainable growth.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Collazo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO and President: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and President: Inception to Present - FireBot Labs Inc.
CEO and President: Inception to Present - Ostrich Air Inc.
Owner: 2018 to 2023 – Jonathan Collazo dba Ostrich Air
    -Operated a sole proprietorship performing R&D and creating custom prototypes for 3rd parties.
    -Secured clients from all over the world and from a variety of industries.
    -Managed contractors from around the world to complete projects.
    -Successfully transition from working out of a garage to leasing a 40,000 sq ft facility while not taking any outside funding.

Education

High School Diploma

Name

Derek Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CFO, CTO, Treasurer, and Secretary: Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, CTO, Treasurer, and Secretary: Inception to Present - FireBot Labs Inc.
CFO, CTO, Treasurer, and Secretary: Inception to Present - Ostrich Air Inc.
Independent Contractor: 2019 to 2023
        -Consulted on a variety of drone, rover, and other robotics projects.
        -Designed, built, and tested one-of-a-kind systems.
        -Managed dozens of engineers and designers from around the world to complete projects.

Education

BS Mechanical Engineering (University of Nebraska-Lincoln) BS Business Administration (University of Nebraska-Lincoln) MS Aeronautics and Astronautics (Stanford University)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	1,388
Voting Rights	Stockholders receive 1 vote per share.
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Crowd SAFE's issued pursuant to Regulation CF	The securities into which the Crowd SAFE's convert will be subject to dilution if/when the Company issues or sells new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$410,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Crowd SAFE's issued pursuant to Regulation CF	The securities into which the Crowd SAFE's convert will be subject to dilution when these SAFE's convert into the Company's capital stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.53%

Describe the difference between the currently outstanding SAFE's and the ones being issued in this Offering:

The currently outstanding SAFEs operate in a very similar manner to this Crowd SAFE. They are both agreements for future equity that may convert at a later date due to equity financing, a liquidity event, or a dissolution event. The outstanding SAFEs are written based on the restrictions of Regulation D while the Crowd SAFE is for Regulation CF. Some of the current SAFEs have valuation caps of $15 million while others share the $20 million valuation cap of the Crowd SAFE. The terms of the conversion events are effectively equivalent with the exception of the stock that they convert into with an equity financing. The currently outstanding SAFEs convert to Standard Preferred Stock or Safe Preferred Stock. The Crowd SAFE converts to CF Shadow Series of Preferred Stock.

Debt Outstanding

The Company has $410,000 in outstanding SAFEs issued to various investors. The SAFEs have valuation caps of $15 million and $20 million.

Prior Offerings

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,388	$1,388.00	General incorporation expenses including federal and state fees and legal expense.	February 1, 2023	Section 4(a)(2)
SAFE Notes	26	$410,000.00	General business expenses, marketing material, Reg CF application, product development	March 6, 2023	Section 4(a)(2)

Valuation

The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Ownership

A majority of the Company is owned by a few people. Those people are Jonathan Collazo and Derek Stevens.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jonathan Collazo	42.5%
Derek Stevens	42.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consists of R&D and marketing to help attract new investors. We do not anticipate generating revenue until mid to late 2024.

Over the course of the year following the receipt of the offering proceeds, FireBot Labs will dedicate its efforts to the development and introduction of its inaugural drone platform into the market. During this phase, the company anticipates generating revenue, although it may not achieve profitability just yet. Nevertheless, armed with a fully operational product and a growing client base, FireBot Labs will be well-positioned to embark on its Series A investment round. Notably, there is already significant interest from potential investors to participate in the Series A round.

Liquidity and Capital Resources

A significant portion of the funding generated from the offering will be allocated towards the recruitment of skilled engineers who will play a pivotal role in the platform's development. Additionally, substantial financial resources will be dedicated to acquiring the necessary hardware, tools, and equipment for constructing the system. Legal expenses will also be incurred to safeguard our intellectual property rights.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,235,000 Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 23, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $10,000.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings. Additionally, a one-time $500 fee on the first close.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 1,500 shares of common stock, par value $0.01 per share, of which 1,388 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Crowd SAFE Terms

We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Post-Money Valuation Cap
$20,000,000

Conversion

Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells its Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. (an "Equity Financing"), the Securities will automatically convert into the greater of: (1) the number of shares of CF Shadow Series Preferred Stock equal to the Investor's purchase amount (the "Purchase Amount") divided by the lowest price per share of the securities sold in the Equity Financing; or (2) the number of shares of CF Shadow Series Preferred Stock equal to the Purchase Amount divided by the the Safe Price.

The "Safe Price" is equal to $20,000,000.00 (the "Valuation Cap") divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"CF Shadow Series" mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall appoint the Company's Chief Executive Officer (the "CEO") as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Liquidity Event

If there is a Liquidity Event before the termination of the Crowd SAFE, the Investor will automatically be entitled to receive the greater of: (1) a cash payment equal to the Purchase Amount (the "Cash-Out Amount"); or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the

Liquidity Capitalization (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of payment to be received in a Liquidity Event hereunder, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total amount payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

"Liquidity Event" means a Change of Control, a Direct Listing or an IPO.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):
- Includes all shares of capital stock issued and outstanding;
- Includes all issued and outstanding stock options and promised options;
- Includes all converting securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

- Excludes shares of Common Stock reserved and available for future grant under any equity incentive or similar plan.

Dissolution

If there is a Dissolution Event before the Crowd SAFE terminates, subject to the liquidity priority set forth in the Crowd SAFE, the Investor will automatically be entitled to receive the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Liquidation Priority

In a Liquidity Event or Dissolution Event, the Crowd SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does have shareholder/equity holder agreements in place. A description of such agreement follows: The co-founders of FireBot Labs Inc. have a Shareholder Cross-Purchase Agreement. This allows one co-founder to sell their shares to the other co-founder.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

The Crowd SAFE also has transfer restrictions during "Lock-up Period" which is more fully described in the Crowd SAFE.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
- As a holder of Securities, you will have no rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will have fewer rights than those of other investors and will have limited influence on the Company's corporate actions.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Rent

Related Person/Entity	Ostrich Air Inc.
Relationship to the Company	Common ownership
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	Monthly fee
Benefits or compensation received by Company	Access to facilities, equipment, and people.
Description of the transaction	For a monthly fee, FireBot Labs obtains access to Ostrich Air's facilities, equipment, and people.

Intellectual Property

Related Person/Entity	Ostrich Air Inc.
Relationship to the Company	Common ownership
Total amount of money involved	$0.00
Benefits or compensation received by related person	75 shares of common stock
Benefits or compensation received by Company	Access to all of Ostrich Air Inc's IP.
Description of the transaction	Intellectual Property License Agreement

Related Person/Entity	Jonathan Collazo
Relationship to the Company	Owner
Total amount of money involved	$0.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	Any IP that is created by Jonathan Collazo that relates to the company's business is assigned to FireBot Labs.
Description of the transaction	IP Assignment Agreement

Related Person/Entity	Derek Stevens
Relationship to the Company	Owner
Total amount of money involved	$0.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	Any IP that is created by Derek Stevens that relates to the company's business is assigned to FireBot Labs.
Description of the transaction	IP Assignment Agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

While we are a new company with limited funding at this time, we have already established locations for deployments, secured an operational call center, and created proof-of-concept drones and technologies indicating our commitment and potential.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Derek Stevens
(Signature)

Derek Stevens
(Name)

CFO, CTO, Treasurer, and Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Derek Stevens
(Signature)

Derek Stevens
(Name)

CFO, CTO, Treasurer, and Secretary
(Title)

3/19/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Video Transcript
Exhibit D	Form of Crowd SAFE

EXHIBIT A

Financial Statements

FireBot Labs Inc. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – February 1st, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FireBot Labs Inc.

We have reviewed the accompanying statement of financial position as of February 1st, 2023 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 4, 2024
Vincenzo Mongio

Statement of Financial Position

	As of February 1st, 2023 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

FireBot Labs Inc
Notes to the Unaudited Statement of Financial Position
February 1st, 2023 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FireBot Labs Inc. was formed on February 1st, 2023. The company plans to earn revenue by offering an autonomous drone platform as a service to US fire departments and other emergency services. By combining state-of-the-art hardware with AI and machine learning, the platform will help optimize the response of emergency services and improve their efficiency once on scene.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Beginning in July 2023, FireBot Labs began paying Ostrich Air Inc, a company under Common Control by the Owners of the Company and a shareholder of the Company's Common Stock, a monthly fee of $10,000 to cover the cost of its use of Ostrich Air's facilities, equipment, and people. Once FireBot Labs completes its seed funding, it will hire its own employees and contractors and the monthly fee will be modified accordingly. To date, $50,000 has been paid to Ostrich Air through November 2023.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into an IP Licensing agreement, with Ostrich Air Inc, to use all technology, patents, copyrights, and other intellectual property rights owned or controlled by Ostrich Air Inc. In consideration of the agreement, the Company agreed to issue Ostrich Air Inc. 75 shares of Common Stock.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) – After February 1st, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $410,000 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event, with no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M – 20M.

NOTE 6 – EQUITY

The Company has authorized 1,500 of common shares with a par value of $0.01 per share. 1,365 shares were issued and outstanding, subject to vesting, as of February 1st, 2023.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 1st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 4, 2024, the date these financial statements were available to be issued.

See "Note 3 – Related Party Transactions".

See "Note 5 – Debt".

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

Offering Page



Invest in FireBot Labs

Cutting-edge drone technology for emergency response and crisis management.

$20M valuation cap $10K min. investment

Invest Now   View Form C   View All Filings

Invest in FireBot Labs Inc.

Total Invested: Awaiting Data

Reg CF | Crowd SAFE   What is this?

Valuation Cap	$20M
Minimum Investment	$10k
Invest Until	01/03/2025
Target Min. Offering	TBD
Max. Offering Size	$1.235M

Invest Now   View Form C
                View All SEC Filings

Opportunity

Market

Traction & Story

Competitive Advantage

Founders

Revenue Model

Financials & Details

Investor Perks

Updates

Discussion

Opportunity

We aim to change the way emergency services respond in moments of crisis

Revolutionizing crisis management, FireBot Labs delivers a game-changing leap in emergency response with AI-driven drones that turn critical minutes into life-saving moments. Our technology is set to redefine rapid response, offering investors a chance to be at the forefront of a safer, more efficient future.

Guided by industry titans like Pixar's Loren Carpenter and tech visionaries such as Ashesh Shah of the London Fund (both members of the FireBot advisory board, see Founders & Advisors section below), FireBot Labs is set to revolutionize emergency response with AI-driven drones that arrive on-scene within two minutes of a 911 call. Our cutting-edge solution, shaped by a team boasting over a hundred patents, is poised to redefine rapid response and public safety.



FireBot Labs Promo Video (YouTube)

Our vision for the future:

Envision a world where the rapidity and precision of emergency response are never in question—a future that FireBot Labs is actively constructing. Our drones will become an essential extension of emergency services, delivering not only speed but the clarity of real-time information to first responders. This is a future where technology and human bravery work in concert, creating a synergy that saves lives, resources, and the environment. The path we are charting with our financial projections is clear—FireBot Labs is not just a promising investment; it's a vessel for monumental change. Backed by the strategic acumen of business leaders like Abid Hussain (member of FireBot advisory board, see Founders & Advisors section below), with a track record of creating over a billion in exit value, we are on track to not only lead but dominate the market in smart emergency solutions. Join us in ushering in this new era of public safety and

...estimated the market in smart emergency solutions, such as in ushering in this new era of public safety and investor success.

Why invest in this company?

- **Innovative Leadership and Proven Track Record:** Backed by a stellar advisory board including Pixar founding member Loren Carpenter and leading tech investor Ashesh Shah, FireBot Labs is spearheaded by visionaries and industry pioneers who have consistently turned groundbreaking ideas into successful, scalable businesses.

- **Revolutionary Product with Immediate Impact:** Our AI-driven drones are capable of reaching emergency sites within two minutes, drastically cutting down response times and potentially improving survival outcomes. This isn't just a concept—it's a deployable product with the potential to disrupt the emergency services market and save lives now.

- **Strong Market Potential and Financial Upside:** With a clear and pressing need for faster emergency response times, FireBot Labs sits at the intersection of demand, innovation, and profitability. Our financial projections show a trajectory that offers investors substantial returns as we lead the charge in redefining emergency services globally. (Please note: these projections and any forward-looking statements are based solely on the expectations of the FireBot Labs management team. Investing in early or growth stage offerings carries inherent risk, and all investors should consult the Form C filing for more information about forward-looking statements and general risk disclosures.)

Market

We operate in a large and growing market.

Drone technology in the fire department sector is gaining traction as a valuable tool for improving emergency response and firefighting efforts. The market segmentation for this technology can be divided into several key areas:

Key market segments:

- **Search and Rescue:** Drones equipped with thermal imaging cameras and other sensors are used for locating and rescuing individuals in emergency situations. This segment is driven by the need to improve the efficiency of search and rescue operations.

- **Firefighting:** Drones with firefighting capabilities, such as water or fire-retardant payload delivery, are increasingly being used to combat wildfires and other large-scale fires. The growth in this segment is primarily due to the rising incidence of wildfires globally.

- **Aerial Reconnaissance:** Drones are used for real-time aerial reconnaissance to assess the extent of fire outbreaks, identify hotspots, and plan firefighting strategies. This segment is growing as it enhances situational awareness during fire incidents.

- **Communication and Data Relay:** Drones equipped with communication equipment help establish temporary communication networks in remote fire-affected areas, aiding coordination among emergency responders.

- **Post-Fire Assessment:** Drones are used to assess the damage caused by fires after they are extinguished, aiding in recovery efforts and insurance claims.



Founder & CTO Derek meets with stakeholders from the firefighting community.

The size of the global drone technology market for the fire department is growing steadily, driven by the increasing frequency and severity of wildfires, as well as the need for more efficient emergency response. While specific market size figures may vary, it is estimated to be worth billions of dollars (source: Research and Markets).

The growth rate in this segment is significant, with an annual growth rate estimated at over 20% in recent years (source: Research and Markets). This growth is attributed to the increasing adoption of drone technology by fire departments worldwide, which is primarily driven by the compelling pain of improving response times, enhancing safety for firefighters, and reducing property damage during fire incidents.

> The drone and UAV market is estimated to experience a compound annual growth rate of 11.67% globally from 2022-2028.

Source: Research and Markets Drones Market Report

Factors driving market growth:

- **Rising Frequency of Wildfires**: Climate change-related factors have led to an increase in the frequency and severity of wildfires globally, necessitating more effective firefighting tools (source: National Geographic).

- **Advancements in Drone Technology**: Ongoing developments in drone technology, such as improved payload capacity, longer flight times, and enhanced sensors, make drones more capable and versatile in firefighting scenarios (source: JOUAV).

- **Regulatory Support**: Regulatory bodies are increasingly recognizing the value of drones in emergency response and firefighting, leading to more favorable regulations and increased adoption (source: FAA).

- **Cost-Effectiveness**: Drones offer cost-effective solutions for aerial surveillance and firefighting operations compared to traditional methods, making them an attractive option for cash-strapped fire departments (source: American Red Cross).

Please note that the market size and growth rate figures mentioned here are general estimates, and precise data may vary depending on the source. It's important to consult the latest market research reports and industry sources for the most up-to-date and region-specific information.



FireBot Labs' drones strategically monitor a wildfire, demonstrating cutting-edge technology for emergency management.

Problem

Emergencies demand swift, efficient, and accurate responses. Conventional emergency services often grapple with multiple challenges such as wrong addresses, communication breakdowns, and unpredictable traffic conditions. These delays can result in fines for every late call, misallocation of resources, and ecological repercussions. Such challenges can gravely impact outcomes, turning recoverable situations into irreversible tragedies. FireBot Labs rises to address this pressing need, offering a solution that epitomizes speed, precision, and sustainability.

Solution

In the face of these challenges, FireBot Labs introduces an advanced autonomous drone equipped with cutting-edge AI technology. The moment a 911 call is made, the drone is instantly deployed, racing to the emergency site. Designed for optimal speed and agility, it can reach most locations within just 2 minutes, a timeline that aligns with the duration it typically takes for firefighters to board their trucks. As the drone arrives at the scene, it transmits a live feed, back to the emergency responders, providing them with real-time situational awareness. This not only bridges the gap of critical initial response time but also ensures that by the time the emergency team is en route, they are equipped with detailed insights about the situation, enabling them to make informed decisions and strategize effectively. With no need for human intervention in its deployment, the FireBot drone stands as a beacon of rapid, informed, and precise emergency response, redefining the paradigm of safety and efficiency in crisis management.

Traction

Growth-focused and eager to put our technology to the test

Our journey, marked by establishing our first deployment location in Idaho for wildfire monitoring and securing pivotal partnerships with Ericsson Communications and a San Diego emergency call center, has led to us determining a valuation cap of $20 million for this offering. This growth trajectory, underpinned by technological advancements and a successful funding round, showcases our commitment to enhancing emergency services with cutting-edge AI and drone capabilities.





FireBot Labs' founders unite with global engineers, forging innovative solutions in a collaborative meeting.

Some recent updates:

- We are in the process of setting up a pilot program in Idaho to begin test operations.

- We have established a partnership with a 24/7 call monitoring center. This center will act as the intermediary between our system and emergency services when things like wildfires are detected.

- We are collaborating under a strategic agreement with an AI firm, now operating on-site, to integrate advanced intelligence into our system, aiming to expedite our development timeline.

Competitive Advantage

Laser-focused on the emergency response use case for our technology

FireBot Labs Inc. sets itself apart by specializing in drones designed explicitly for emergency responders, leveraging a team experienced in drone racing and robotics to create fast, agile, and AI-enhanced machines. Unlike competitors focused on consumer or delivery markets, our drones are uniquely tailored for rapid, precise emergency response, seamlessly integrated with a vast majority of the U.S. computer-aided dispatch system. This strategic focus and technological superiority position us as leaders in transforming emergency services efficiency and effectiveness.



FireBot Labs team, with special contributions from Pixar's Chief Scientist Loren Carpenter, diligently refines our BattleBot design.

Founding Team

Technical acumen and previous startup experience

Jonathan Collazo
Chief Executive Officer



Biography   ✕

As a successful founder of several companies, Jonathan brings a wealth of entrepreneurial experience with over seven years of experience in the UAV (Unmanned Aerial Vehicle) industry specifically. Throughout his journey, he has established a formidable global network, encompassing premier companies, and some of the brightest engineering minds. His role at Ostrich Air, a robotics prototyping lab, highlights his innovative capabilities in drone technology. His position as Chief Aeronautical Operations Officer at Aptonomy Inc., a company at the forefront of drone security, demonstrates his expertise in applying drone technology in practical, cutting-edge applications. Furthermore, his leadership in competitive arenas like the Ostrich Air drone racing team and the Discovery Channel's Battlebot team "Double Tap" showcases his skills in team management and his ability to perform under pressure.





Founder & CEO Jonathan Collazo entering the BattleBot arena.

Derek Stevens
Chief Technology Officer



Biography ✕

Derek's role as CTO and founder of Ostrich Air speaks to his technical acumen and leadership skills. His experience as Lead Engineer for Skycart, a drone delivery company, and Lead Propulsion Engineer for NFT, a flying car company, illustrates his deep understanding of drone propulsion systems and their applications in commercial sectors. A professional in the UAV industry with a rich background dating back to 2009. His expertise spans from remote-controlled to manned aerial vehicles, demonstrating a broad and comprehensive understanding of UAV technology. As an Aerospace & Mechanical Engineer with a degree from Stanford's esteemed Aero/Astro Engineering program, Derek has led numerous teams within the industry. His academic background and practical experience in both the design and application of UAVs mark him as a prominent figure in the field.



Founder & CTO Derek Stevens

Advisory Board (Areas of Expertise Shown For Each)

Ashesh Shah (Investor; Operator)

Founder of the London Fund. 30+ years experience building, integrating, and leading tech focused companies from concept to IPO globally.

Loren Carpenter (Investor; Scientist)

Founding member and former Chief Scientist of Pixar Animation Studios, former Senior Research Scientist at Disney Research, inventor of the Reyes rendering algorithm.

Alfred Chu (Venture Capitalist)

Venture capitalist with over 20 years of investment experience

Bob Simmons (Entrepreneur)

Holder of 100 patents in manufacturing, construction and technology.

Abid Hussain (Investor; Operator)

Seasoned operator with track record of successful exits. Oversaw creation of more than $1.3B in exit value across his last three ventures.

James Carter (Executive; Grandmaster)

Experience in global commerce, international relations, and high level martial arts with specialization in Taekwondo.

Mamoun Abu-Samaha, PhD (CTO; Professor)

CTO and expert with work focused on AI/ML, deep learning, mobility tech, & cybersecurity. Computer Science Department Chair at International Technical University.

Kevin Lu (Brand Builder; Partnerships Expert)

Creating happenings and social impacts through brand work and strategic partnerships.

Revenue Model

Setting our sights high

FireBot Labs Inc. plans to generate revenue through a service model, initially targeting fire departments and later expanding to police departments. This model is scalable and leverageable due to the multi-industry applicability of our drone technology. We anticipate this approach will be capital efficient, as the same drones can serve multiple clients across various sectors, maximizing utilization and minimizing additional investment.

Key metrics for evaluation include the number of service contracts (with fire and police departments), the expansion of industry clientele, and revenue growth.

Our projected financials show an impressive target of reaching around $14 million in annual revenue within 24 months. This growth trajectory, coupled with our technology's adaptability and wide-ranging application, positions us well for substantial scaling and robust financial performance in the next three to five years. *(Please note: these projected figures are forward-looking statements based on management expectations. The achievement of these target figures is yet to be determined, and will be subject to various risks such as those described in the risk disclosures for this offering. Investors should consult the risk disclosures and review the Form C filed with the SEC in entirety prior to making an investment.)*

Financial Highlights

Currently in early stages of growth, still in preparation for full market launch.

Historical Financials: Up until now, financial activities have primarily focused on research, development, and initial partnerships. Expenses have likely been centered around technology development, prototype testing, and securing strategic relationships.



FireBot Labs CEO Jonathan Collazo in a production facility.

3-Year Projected Financials: Post-market launch, we anticipate significant revenue growth, especially with the expansion to police departments and other industries. With a service-based model, recurring revenue streams are expected. The initial focus on fire departments will establish a strong market presence, paving the way for diversification. By year three, we project reaching or surpassing $35 million in annual revenue, with increasing profit margins as the service scales and operational efficiencies are realized. Expenses in the first few years will likely be high due to marketing, further R&D, and expansion efforts, but as the service model gains traction, economies of scale should lead to improved capital efficiency. (Please note: these projected figures are forward-looking statements based on management expectations. The achievement of these target figures is yet to be determined, and will be subject to various risks such as those described in the risk disclosures for this offering. Investors should consult the risk disclosures and review the Form C filed with the SEC in entirety prior to making an investment.)

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees*	6.50%	$650	6.5%	$80,275
Campaign marketing costs or reimbursement	0.00%	$0	0.40%	$5,000
Estimated CPA/Auditor Fees	0.00%	$0	0.40%	$5,000
General Marketing	0.00%	$0	1.01%	$12,500
Research and Development	50.00%	$5,000	16.19%	$200,000

Manufacturing	0.00%	$0	10.12%	$125,000
Equipment Purchases	0.00%	$0	5.26%	$65,000
Future Wages	0.00%	$0	48.58%	$600,000
General Working Capital	43.50%	$4,350	11.52%	$142,225
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

* Excluded from the Intermediary Fees is a one-time fee of $500 payable to the Intermediary upon the first Closing.

A full description of all plans for use of offering proceeds, financial audit or review results, and further information about risks can be found in the Form C filed with the SEC. All investors should review the Form C before making an investment.

Operations: We are a pre-revenue company and our primary expenses consists of R&D and marketing to help attract new investors. We do not anticipate generating revenue until mid to late 2024. Over the course of the year following the receipt of the offering proceeds, FireBot Labs will dedicate its efforts to the development and introduction of its inaugural drone platform into the market. During this phase, the company anticipates generating revenue, although it may not achieve profitability just yet. Nevertheless, armed with a fully operational product and a growing client base, the founding team believes that FireBot Labs will be well-positioned to embark on its Series A investment round.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Invest in FireBot Labs Inc.

$20M valuation cap $10k min. investment

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Updates & Press

Find more information about FireBot Labs

Recent press coverage, company announcements, and offering-related updates can be found below, once available.

Frequently Asked Questions

Investor frequently asked questions

Frequently asked questions and further information can be found below.

What is Regulation CF?   +

Who is eligible to invest?   +

What are the tax implications of making a Reg CF investment?   +

How was the valuation cap calculated?   +

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering?   +

What is Issuance Express?   +



Discussion

Investor questions for the company

Please use the discussion board below to submit offering-related questions to us. We look forward to hearing from you!

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Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.

EXHIBIT C

Imagine a world where safety isn't a concern, where you, your family and your community are protected every day. But sometimes reality is harsh. Fire can strike anywhere, any time, turning peace into panic in moments. Our brave firefighters do their best, but sometimes the challenge is too much. It's dangerous, it's unpredictable. This is where we come in. Our mission? To make safety more than just a wish. To turn it into a reality. Introducing our firefighting drone technology. A technology designed not to replace, but to support our brave men and women on the front line. With the power of AI technology, we can reach the heart of the fire faster, reducing its impact and saving lives. Our platform provides real time data to firefighters, empowering them to make informed decisions that protect our homes and our communities. We're offering not just a drone, but hope, a future where every fire can be controlled, every home saved, every life protected. Invest in us. Invest in a safer, stronger future. Invest in hope. Invest in FireBot Labs.

EXHIBIT D

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


FireBot Labs Inc.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

Series 2024


THIS CERTIFIES THAT in exchange for the payment by the undersigned investor (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], FireBot Labs Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Post-Money Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a)   **Equity Financing**. If an Equity Financing occurs before the termination of this Crowd SAFE (the "**Equity Financing**"), the Company shall notify the Investor of the closing of the Equity Financing and this Crowd SAFE will automatically convert into the greater of: (1) the number of shares of CF Shadow Series Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the securities sold in the Equity Financing; or (2) the number of shares of CF Shadow Series Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Crowd SAFE into shares of CF Shadow Series Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Preferred Stock, with appropriate variations for the CF Shadow Series Preferred

Stock, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this Crowd SAFE, the Investor will automatically be entitled to receive the greater of: (1) a cash payment equal to the Purchase Amount (the "**Cash-Out Amount**"); or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Liquidity Capitalization (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of payment to be received in a Liquidity Event hereunder, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

(ii)   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total amount payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this Crowd SAFE terminates in accordance with Sections 1(a) or 1(b), subject to the liquidity priority set forth in Section 1(d), the Investor will automatically be entitled to receive the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Crowd SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(d) **Termination**. This Crowd SAFE will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this Crowd SAFE) upon the earlier to occur: (i) the issuance of shares of CF Shadow Series Preferred Stock to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall be bound by the terms of Section 6 hereunder appointing the Company's Chief Executive Officer (the "**CEO**") as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):
- Includes all shares of Capital Stock issued and outstanding;
- Includes all issued and outstanding stock options and promised options;
- Includes all converting securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes shares of Common Stock reserved and available for future grant under any equity incentive or similar plan.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of its intermediary required by Regulation CF, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period.

The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Irrevocable Proxy*

Upon conversion hereunder, the Investor shall appoint the CEO of the Company, or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investors, (i) vote all CF Shadow Series stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this provision are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the CF Shadow Series stock. However, the proxy will terminate upon the closing of an Initial Public Offering.

7. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any

other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Jose, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 36f8, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

FIREBOT LABS INC.

By: _____
      Derek Stevens
      CFO

Address: 10031 Torrance Ave
          San Jose, CA 95127

Email: info@firebotlabs.com

INVESTOR

[INVESTOR NAME]

By: _____

Name: _____

Address: _____

         _____

Email: _____